SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

GENERAL MILLS, INC.
(Name of Subject Company (Issuer))

GENERAL MILLS, INC.
(Name of Filing Person (Issuer))

Zero Coupon Convertible Senior Debentures Due 2022
(Title of Class of Securities)

370334 AT1 and 370334 AU8
(CUSIP Number of Class of Securities)

Copy to:
Siri S. Marshall, Esq.	Gary L. Tygesson, Esq.
Senior Vice President, General Counsel and Secretary	Dorsey & Whitney LLP
General Mills, Inc.	50 South Sixth Street
Number One General Mills Boulevard	Minneapolis, Minnesota 55402
Minneapolis, Minnesota 55426	(612) 340-2600
(763) 764-7600

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $1,592,279,466	Amount of Filing Fee**: $187,412

*

Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Senior Debentures Due 2022, as described herein, is $712.97 per $1,000 principal amount at maturity outstanding. As of September 13, 2005, there was $2,233,305,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $1,592,279,466.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$187,412	Filing Party:	General Mills, Inc.
Form or Registration No.:	005-34820	Date Filed:	September 15, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 (“Amendment No. 1”) relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by General Mills, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 15, 2005 with respect to the right of each holder of the Company’s Zero Coupon Convertible Senior Debentures Due 2022 (the “Debentures”) to surrender Debentures for purchase by the Company, upon the terms and subject to the conditions set forth in the Indenture, dated as of October 28, 2002, between the Company and BNY Midwest Trust Company, an Illinois trust company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of September 14, 2005, between the Company and the Trustee (collectively, the “Indenture”), the Debentures, the Company Notice, dated September 15, 2005, and the related notice materials filed as exhibits to the Schedule TO (collectively, the “Put Option”).

        This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

        The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Put Option, are amended and supplemented as provided in the revised Company Notice, dated October 4, 2005 (the “Revised Company Notice”), filed herewith. As permitted by Instruction F to Schedule TO, all of the information set forth in the Indenture, the Debentures, the Revised Company Notice and the revised related notice materials filed as exhibits to this Amendment No. 1 is incorporated by reference into this Amendment No. 1.

        Item 1 of the Schedule TO is amended and supplemented as follows:

        The paragraph appearing under the subheading “Until what time can I withdraw previously surrendered Debentures?” in the “Summary Term Sheet” Section on page 2 of the Revised Company Notice has been revised to read as follows:

                “You can withdraw Debentures previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Purchase Date. You may also withdraw previously surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the original Company Notice dated September 15, 2005. (Page 10)”

        The paragraph appearing under the subheading “How do I withdraw previously surrendered Debentures?” in the “Summary Term Sheet” section on page 2 of the Revised Company Notice has been revised to read as follows:

                “To withdraw previously surrendered Debentures, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Debentures prior to 5:00 p.m., New York City time, on the Purchase Date or as otherwise set forth below.”

        Item 4 of the Schedule TO is amended and supplemented as follows:

        The following three sentences have been added after the fourth sentence of the first paragraph on the cover page of the Revised Company Notice:

        “We previously gave notice of the Put Option pursuant to a Company Notice dated September 15, 2005 (the “Original Company Notice”). We have revised certain disclosures contained in the Original Company Notice, and this Revised Company Notice supersedes the Original Company Notice and sets forth the revised terms of the Put Option. Please refer to this Revised Company Notice and the accompanying revised related notice materials for the currently applicable description and terms of the Put Option.”

        The second paragraph on the cover page of the Revised Company Notice has been revised to read as follows:

        “To exercise your option to have us purchase the Debentures and receive payment of $712.97 in cash per $1,000 principal amount at maturity of the Debentures, you must validly surrender the Debentures prior to 5:00 p.m., New York City time, on the Purchase Date (Friday, October 28, 2005). Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date and, unless already accepted by us for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the Original Company Notice). The right of holders to surrender Debentures for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Purchase Date.”

        The first bullet point under the sixth paragraph of Section 3.3—“Conversion Rights of the Debentures” on page 6 of the Revised Company Notice has been revised to read as follows:

•	“such surrender has been validly withdrawn, as described in Section 5 below; and”

        The third bullet point of Section 4.2—“Agreement to be Bound” on page 8 of the Revised Company Notice has been revised to read as follows:

•	“such holder has received this Revised Company Notice;”

        The ninth bullet point of Section 4.2—“Agreement to be Bound” on page 9 of the Revised Company Notice has been revised to read as follows:

•	“surrenders of Debentures may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Company Notice (a) at any time prior to 5:00 p.m., New York City time, on the Purchase Date and (b) unless the Debentures have already been accepted by General Mills for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the original Company Notice dated September 15, 2005 (the “Original Company Notice”)), in either case, by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Company Notice;”

        Section 5—“Right of Withdrawal” on page 10 of the Revised Company Notice has been revised to read as follows:

        “5.    Right of Withdrawal.    Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. Holders may also withdraw surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the Original Company Notice. In order to withdraw Debentures on or prior to the Purchase Date, a holder (or the holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on the Purchase Date. Debentures so withdrawn may be resurrendered by following the surrender procedures described in Section 4 above.

        You bear the risk of untimely withdrawal of previously surrendered Debentures. If you wish to withdraw your Debentures on or prior to the Purchase Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.”

        The second paragraph of Section 6—“Payment for Surrendered Debentures” on page 10 of the Revised Company Notice has been revised to read as follows:

        “The total amount of funds required by us to purchase the Debentures is $1,592,279,466 (assuming all of the Debentures are validly surrendered for purchase and not validly withdrawn). We expect to fund our purchase of the Debentures through the issuance of commercial paper or, in the currently unexpected event we are unable to do so, through direct borrowings from our committed bank credit lines.”

        The first sentence of the first paragraph of Section 12—“Material United States Tax Considerations” on page 12 of the Revised Company Notice has been revised to read as follows:

        “The following discussion summarizes material United States federal income tax considerations that may be relevant to a holder if a holder exercises the Put Option.”

        The Revised Company Notice also contains amendments which reflect additional corresponding non-substantive changes related to the amendments described above.

        The second sentence of the second paragraph on page 1 of the revised Purchase Notice (the “Revised Purchase Notice”) has been revised to read as follows:

        “Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date and, unless already accepted by General Mills for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the Original Company Notice).”

        Subsection (c) of the third paragraph on page 3 of the Revised Purchase Notice has been revised to read as follows:

        “(c) the undersigned agrees to all of the terms of the Revised Company Notice and this Revised Purchase Notice.”

        The following paragraph has been added before the first paragraph on page 4 of the Revised Purchase Notice:

        “The undersigned understands that the undersigned may also withdraw previously surrendered Debentures if General Mills has not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the Original Company Notice.”

        Section 8—“Withdrawal Rights” on page 8 of the Revised Purchase Notice has been revised to read as follows:

        “8.    Withdrawal Rights.    You may withdraw previously surrendered Debentures at any time until 5:00 p.m., New York City time, on the Purchase Date. You may also withdraw previously surrendered Debentures if General Mills has not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the Original Company Notice. See Section 5 of the Revised Company Notice for a more detailed description of withdrawal rights.”

        The Revised Purchase Notice also contains amendments which reflect additional corresponding non-substantive changes related to the amendments described above.

        The second paragraph on the cover page of the revised Notice of Withdrawal (the “Revised Notice of Withdrawal”) has been revised to read as follows:

        “To withdraw Debentures that have been surrendered for payment, the registered holder must submit, and the Paying Agent must receive, this completed and signed Revised Notice of Withdrawal no later than 5:00 p.m., New York City time, on the Purchase Date. You bear the risk of untimely withdrawal of previously surrendered Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date. Unless already accepted by General Mills for payment pursuant to the Put Option, Debentures surrendered for purchase may also be withdrawn at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the Original Company Notice) by holders who submit to the Paying Agent this completed and signed Revised Notice of Withdrawal.”

        The Revised Notice of Withdrawal also contains amendments which reflect additional corresponding non-substantive changes related to the amendments described above.

Item 12. Exhibits.

(a)(1)(A)*	Revised Company Notice to Holders of Zero Coupon Convertible Senior Debentures Due 2022, dated October 4, 2005.

(a)(1)(B)*	Revised Form of Purchase Notice.

(a)(1)(C)*	Revised Form of Notice of Withdrawal.

(a)(1)(D)**	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press release issued by the Company on September 15, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on
Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 28, 2002, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(2)	First Supplemental Indenture, dated as of September 14, 2005, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(d)(3)	Call Option Agreement, dated as of October 23, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(4)	Call Option Agreement, dated as of October 28, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(5)	Stockholders Agreement, dated as of October 31, 2001, by and among the Company, Diageo plc and Gramet Holdings Corp. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2001).

(g)	Not applicable.

(h)	Not applicable.

_________________

*	Filed herewith.
**	Previously filed as an exhibit to the Schedule TO filed with the SEC on September 15, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MILLS, INC.

By:	/s/ James A. Lawrence

Name: James A. Lawrence Title: Executive Vice President, Chief Financial Officer and International

Dated: October 4, 2005

EXHIBIT INDEX

(a)(1)(A)*	Revised Company Notice to Holders of Zero Coupon Convertible Senior Debentures Due 2022, dated October 4, 2005.

(a)(1)(B)*	Revised Form of Purchase Notice.

(a)(1)(C)*	Revised Form of Notice of Withdrawal.

(a)(1)(D)**	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press release issued by the Company on September 15, 2005 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on
Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 28, 2002, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(2)	First Supplemental Indenture, dated as of September 14, 2005, between the Company and BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005).

(d)(3)	Call Option Agreement, dated as of October 23, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(4)	Call Option Agreement, dated as of October 28, 2002, by and between the Company and Diageo Midwest B.V. (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2002).

(d)(5)	Stockholders Agreement, dated as of October 31, 2001, by and among the Company, Diageo plc and Gramet Holdings Corp. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2001).

(g)	Not applicable.

(h)	Not applicable.

_________________

*	Filed herewith.
**	Previously filed as an exhibit to the Schedule TO filed with the SEC on September 15, 2005.